Exhibit 99.30

IsoEnergy Announces Strategic Sale of its Argentina Portfolio

Saskatoon, SK, July 22, 2024 – IsoEnergy Ltd. (“IsoEnergy”, “ISO” or the “Company”) (TSX: ISO; OTCQX: ISENF) is pleased to announce that it has completed the sale (the “Transaction”) to Jaguar Uranium Corp. (“Jaguar”) of 100% of the issued and outstanding shares (the “Target Shares”) of a wholly-owned subsidiary of IsoEnergy, which holds, indirectly, a 100% interest in the Laguna Salada Project located in Chubut and the Huemul Project located in Mendoza (together the “Properties”). Jaguar is an arm’s length privately held company focused on the uranium sector with strong operating experience in Latin America and intends to pursue a listing on a recognized stock exchange in North America (the “Listing”) in the coming months.

Transaction Highlights

•	Demonstrates Execution of Business Plan – The Transaction aligns with the Company’s strategy to maximize shareholder value through accretive opportunities, demonstrating its ability to leverage non-core assets in favourable market conditions.
•	Enhances Focus on Core Jurisdictions – The Company maintains a focused production strategy, prioritizing near-term production in the US and ongoing development and exploration in Canada and Australia, all three of which are top uranium jurisdictions. The Transaction allows for the efficient allocation of resources and capital, maximizing the value of core assets.
•	Bolsters Equity Portfolio While Retaining Upside Potential – With a history of successful accretive M&A, the Transaction will enhance the Company’s equity portfolio, which is estimated at C$16.9 million[1] and includes holdings in NexGen Energy Ltd., Premier American Uranium Inc. and Atha Energy Corp., by adding approximately C$13.6 million in value. Additionally, IsoEnergy will enter into an investor rights agreement, securing continued exposure as the Properties are advanced through the right to participate in future equity financings and the right to elect one representative to the board of Jaguar.
•	Unlocks Value Through Expertise in Latin America – The Properties will be in the hands of Jaguar, a well-capitalized company with proven technical and operational expertise in Latin America, ensuring successful exploration and development.

Philip Williams, CEO and Director of IsoEnergy, commented, “Since the merger with Consolidated Uranium late last year, IsoEnergy has been largely focused on advancing the Larocque East project in the Athabasca Basin, host to the high-grade Hurricane Deposit, and restarting its past producing uranium mines in Utah, the Tony M, Daneros and Rim Mines. At the same time, we have been pursuing opportunistic transactions to realize value from “non-core” assets in the portfolio. Today’s announcement is one such transaction. We firmly believe that every uranium pound in every jurisdiction will be required to meet expected future uranium demand and Jaguar, with its Berlin project in Colombia and now the IsoEnergy Argentinian Properties, has an important role to play in South America. By taking equity as consideration IsoEnergy remains exposed to the upside in Jaguar shares and we look forward to supporting the company and its accomplished leadership team going forward.”

1 Estimated as of July 19, 2024 market close

Transaction Details

As consideration for the acquisition of the Target Shares, Jaguar has agreed to deliver to the Company (collectively, the “Consideration”):

(a) upon closing of the Transaction (“Closing”):

i.	USD$10 million of Class A common shares of Jaguar (the “Jaguar Shares”), being 2,000,000 Jaguar Shares at a deemed price of USD$5.00 per share.
ii.	A 2% net smelter returns (NSR) royalty payable on all production from the Laguna Salada Project. Jaguar will have the right to buy back 1% of the royalty for a period of seven years at a price of USD$2.5 million.
iii.	A 1% NSR royalty payable on all production from a portion of the Huemul Project.
iv.	An option to acquire a 1% NSR royalty payable on all production from the remainder of the Huemul project.

(b) if the Listing is not completed within 12 months following Closing, 400,000 additional Jaguar Shares at a deemed price of USD$5.00 per share; and

(c) assuming the Listing occurs, if the Listing price of the Jaguar Shares (the “Listing Price”) is less than USD$5.00 per share, such number of additional Jaguar Shares to reflect (1) if the Listing is completed on or before 12 months following Closing, USD$10 million valuation of the Properties at the Listing Price (subject to a minimum price per Jaguar Share of USD$4.00); and (2) if the Listing is completed later than 12 months following Closing, USD$12 million valuation of the Properties at the Listing Price (subject to a minimum price per Jaguar Share of USD$4.00); provided that, in the event that Jaguar does not complete a concurrent financing for gross proceeds of at least USD$5 million in connection with the Listing, all of the Jaguar Shares issuable pursuant to this subparagraph will be issued at a deemed price of USD$4.00 per Jaguar Share.

The Jaguar Shares comprising the Consideration will be subject to a contractual resale restriction of six months following the date of the Listing.

In connection with Closing, ISO and Jaguar have also entered into an investor rights agreement (the “Investor Rights Agreement”), which provides ISO with, among other things:

(a) the right to participate in any future equity financing of Jaguar to maintain its pro rata interest in Jaguar (the “Participation Right”); and

(b) the right to nominate one member (the “Nominee”) to the Jaguar Board, such Nominee to be supported by Jaguar in the same manner as all other members of the Jaguar Board (the “Nomination Right”).

The Participation Right and Nomination Right will continue until such time as IsoEnergy and its affiliates cease to own at least 5% of the outstanding Jaguar Shares on partially-diluted basis.

About IsoEnergy Ltd.

IsoEnergy Ltd. (TSX: ISO) (OTCQX: ISENF) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S., Australia, and Argentina at varying stages of development, providing near, medium, and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East Project in Canada’s Athabasca Basin, which is home to the Hurricane deposit, boasting the world’s highest grade Indicated uranium Mineral Resource.

IsoEnergy also holds a portfolio of permitted, past-producing conventional uranium and vanadium mines in Utah with a toll milling arrangement in place with Energy Fuels Inc. These mines are currently on stand-by, ready for rapid restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

About Jaguar Uranium Corp.

Jaguar Uranium Corp. is a rapidly growing Latin American consolidator of world-class assets, focused primarily on developing uranium as well as rare earths and other high value by-products. The Company's flagship assets include the Berlin deposit in Colombia as well as Laguna Salada, Huemul and Sierra Pintada in Argentina. The Company is led by a team with substantial uranium mining, permitting and capital markets experience with a focus on advancing the portfolio towards resource development, permitting and expansion across the continent. Jaguar's investors include leading global uranium developers who are aligned with the Company's goal of building shareholder value. More information can be found at the Company's website at www.jaguaruranium.com or info@jaguaruranium.com.

For More Information, Please Contact:

IsoEnergy Ltd.

Philip Williams

CEO and Director

info@isoenergy.ca
1-833-572-2333

X: @IsoEnergyLtd

www.isoenergy.ca

Neither the TSX Venture Exchange nor its Regulations Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, completion of the Listing; the future direction of the Company’s strategy; and other activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the Listing will be completed, that that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: the failure of Jaguar to complete the Listing, negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves, the influence of a large shareholder, alternative sources of energy and uranium prices, aboriginal title and consultation issues, reliance on key management and other personnel, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals and the risk factors with respect to the Company set out in ISO’s annual information form for the year ended December 31, 2023 and the other documents of ISO filed with the Canadian securities regulators and available under IsoEnergy’s profile on SEDAR+ at www.sedarplus.ca.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.